Filed Pursuant to Rule 253(g)(2)
File No. 024-10844

FUNDRISE INCOME EREIT II, LLC

SUPPLEMENT NO. 24 DATED MAY 24, 2019
TO THE OFFERING CIRCULAR DATED AUGUST 22, 2018

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Income eREIT II, LLC (“we”, “our” or “us”), dated August 22, 2018 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 23, 2018 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisitions.

Asset Acquisition

Acquisition of Senior Mortgage Loan – GSB Toluca Apts, LLC

On May 20, 2019, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor (“Fundrise Lending”), a first mortgage bridge loan with a maximum principal balance of $4,050,000, (the “GSB Toluca Apts Senior Loan”). The Borrower, GSB Toluca Apts, LLC, a California limited liability company (“GSB”), used the loan proceeds to acquire approximately 19,000 square feet of land located at 4366-4376 Cahuenga Ave, Toluca Lake, CA 91602 (the “GSB Toluca Apts Property”). The GSB Toluca Apts Property is composed of three parcels, which are improved with 11 multifamily units. Most of the units will be delivered occupied. The Borrower intends to pursue permits for a 57-unit multifamily project.

GSB is managed by Steven Bram (the “Sponsor”). Throughout his career, Mr. Bram has developed over 1,000 multifamily units across eight states, valued at approximately $230 million.

On the original closing date of the GSB Toluca Apts Senior Loan, GSB was capitalized with approximately $826,000 of equity capital from the Sponsor.

The GSB Toluca Apts Senior Loan bears an interest rate of 9.5% per annum, with an amount equal to 9.5% per annum paid current on a monthly basis through the maturity date, October 20, 2020 (the “GSB Toluca Apts Maturity Date”). Interest will be paid interest-only over the term of the loan. In addition, an affiliate of our Manager earned an origination fee of approximately 1.5% of the GSB Toluca Apts Senior Loan amount, paid directly by GSB.

GSB has the ability to extend the GSB Toluca Apts Maturity Date for one, six-month period. To exercise the extension option, all interest must be paid and GSB Toluca Apts will be required to pay an extension fee of 1.0% of the funding provided. During the extension period, the interest rate will increase to 10.5% per annum.

The Sponsor has provided customary springing and carve-out guarantees.

As of its closing date, the GSB Toluca Apts Senior Loan’s loan-to-purchase-price ratio, or the LTPP ratio, was approximately 84.8%. The LTPP ratio is the amount of the GSB Toluca Apts Senior Loan divided by the land purchase price. As of its closing date, the GSB Toluca Apts Senior Loan’s loan-to-value ratio, or the LTV ratio, was approximately 84.4%. The LTV ratio is the amount of the GSB Toluca Apts Senior Loan divided by the March 2019, third-party appraised value of the GSB Toluca Apts Property. There can be no assurance that such value is correct.

The GSB Toluca Apts Property is located in Toluca Lake, CA. The North Hollywood/Toluca Lake submarket has been growing as a more affordable alternative to nearer-in Los Angeles location, and the investment should benefit from the primarily older inventory in this neighborhood.

As the GSB Toluca Apts Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.